Exhibit 2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004.

                         You should read this discussion with the consolidated financial statements and other financial information included in our Annual Report on Form 20-F/A for the year ended December 31, 2003 and our interim condensed consolidated financial statements as of June 30, 2004 attached as Exhibit 1 to our Report on Form 6-K filed with the Securities and Exchange Commission on October 5, 2004.

          Statements in this Report on Form 6-K concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2003, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

          We design, develop and market enabling technologies and products for the transmission of high quality voice, data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our line of products is designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways.  We have continued to broaden our offerings as we have expanded in the last few years from selling chips to boards, subsystems and, most recently, media gateway systems, and media servers.

          In addition, we license our technology to a broad group of companies that manufacture equipment making use of voice compression technology in a variety of markets. Our headquarters are in Airport City, Lod, Israel and we have 8 additional offices worldwide: in San Jose, Boston, Chicago, Dallas, Raleigh, North Carolina, Somerset, New Jersey, Tokyo and Beijing.

          In the six months ended June 30, 2004, one customer, Nortel Networks, accounted for 19.7% of our total revenues compared to 9.8% of our revenues in the same period in 2003. In the six months ended June 30, 2003, another customer accounted for 12.2% of our revenues, compared to less than 1% of our revenues in the six months ended June 30, 2004.  Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

          Revenues based on the location of our customers for three months and six months ended June 30, 2004 and 2003 are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended

	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Americas	65.2%	56.1%	62.8%	52.9%
Israel	8.6	7.8	8.4	9.5
Europe	10.7	11.0	12.0	11.7
Far East	15.5	25.1	16.8	25.9

Total	100.0%	100.0%	100.0%	100.0%

          Part of our strategy involves the acquisition of complementary businesses and technologies. In May 2004, we acquired Ai-Logix, a leading provider of advanced voice recording hardware technology. We believe that this acquisition will enhance our board line business and provide an entry into the call recording market and the CTI market by leveraging our VoP expertise with the technology and strategic partnerships of Ai-Logix.

Results of Operations

          The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Three months ended	Three months ended	Six months ended	Six months ended

	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	42.1	46.1	42.3	45.3

Gross profit	57.9	53.9	57.7	54.7
Operating expenses:
Research and development, net	24.8	36.0	26.5	37.9
Selling and marketing	24.2	33.9	25.8	37.2
General and administrative	6.1	7.2	5.6	8.3

Total operating expenses	55.1	77.1	57.9	83.4

Operating income (loss)	2.8	(23.2)	(0.2)	(28.7)
Equity in losses of affiliated company	0.8	2.1	0.7	1.1
Financial income, net	2.6	4.4	3.3	4.8

Income (loss) before income taxes	4.6	(20.9)	2.4	(25.0)
Income taxes	0.2	-	0.1	-

Net income (loss)	4.4%	(20.9)%	2.3%	(25.0)%

          Revenues.  Our revenues were $19.1 million in the second quarter of 2004 compared to $10.5 million in the second quarter of 2003. Revenues in the first half of 2004 increased to $34.4 million from $18.9 million for the same period of 2003. The increase in revenues was primarily due to increased sales in the United States, derived mainly from our acquisition of Ai-Logix in April 2004 and UAS in April 2003

          Gross Profit.   Our cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit as percentage of revenues increased to 57.9% for the second quarter of 2004 from 53.9% for the second quarter of 2003. Gross profit as percentage of revenues increased to 57.7% for the six months ended June 30, 2004 from 54.7% for the same period in 2003.  The increase in our gross profit percentage was primarily a result of higher sales volume that allowed us to leverage our operations, and increased sales of integrated systems which have higher margins than sub-systems and chips.  In the first quarter of 2004, we completed product integration and started shipping UAS platforms based on our hardware which allowed us to achieve better margins on these products.  The increase in gross profit percentage was also due to our ability to offset the continued decline in average selling prices of our products with a reduction in manufacturing costs.  The reduction in manufacturing costs was primarily due to a reduction in our raw material costs.

          Research and Development Expenses, net.   Our net research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Our net research and development expenses increased to $4.7 million in the second quarter of 2004 from $3.8 million in the second quarter of 2003 and to $9.1 million in the six months ended June 30, 2004 from $7.2 million in the same period in 2003.  As a percentage of revenues these expenses decreased to 24.8% in the three months ended June 30, 2004 from 36.0% in the same period in 2003,  and to 26.5% in the six months ended June 30, 2004 from 37.9% in the same period in 2003. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of the UAS product group from Nortel Networks during the second quarter of 2003 and the acquisition of Ai-Logix during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

          Selling and Marketing Expenses.   Our selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Our selling and marketing expenses increased to $4.6 million in the second quarter of 2004 from $3.5 million in the second quarter of 2003 and to $8.9 million in the six months ended June 30, 2004 from $7.0 million for the same period in 2003. As a percentage of revenues, these expenses decreased to 24.2% in the three months ended June 30, 2004 from 33.9% in the same period in 2003,  and to 25.8% in the six months ended June 30, 2004 from 37.2% in the same period in 2003. The increase in these expenses for both comparative periods was primarily due to an increase in selling and marketing personnel and associated expenses, as well as additional personnel as a result of the acquisition of Ai-Logix. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

          General and Administrative Expenses.   Our general and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and information systems and bad debt expenses, as well as insurance and professional services expenses. Our general and administrative expenses increased to $1.2 million in the second quarter of 2004 from $758,000 million in the second quarter of 2003 and to $1.9 million in the six months ended June 30, 2004 from $1.6 million in the same period in 2003. As a percentage of revenues, these expenses decreased to 6.1% in the three months ended June 30, 2004 from 7.2% in the same period in 2003,  and to 5.6% in the six months ended June 30, 2004 from 8.3% in the same period in 2003.  The substantial majority of the increase in general and administrative expenses in 2004 was the result of the consolidation of our Ai-Logix subsidiary, which was acquired in April 2004. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

          Equity in Losses of Affiliated Company.   Our equity in losses of an affiliated company decreased to $150,000 in the second quarter of 2004 from $220,000 in the second quarter of 2003.  For the six months ended June 30, 2004, our equity in losses of an affiliated company were $229,000 as compared to $220,000 for the same period of 2003.  We believe that the products being developed by the affiliated company may enable us to enter new markets and to offer new products.  As a result, we increased our ownership in this company to 40% in the second quarter of 2003.  We also adopted the equity method of accounting in 2003.

          Financial Income, Net.   Our financial income consists primarily of interest derived on cash and cash equivalents and short-term deposits, long-term deposits and structured notes, net of bank charges. Our financial income, net, was $494,000 during the second quarter of 2004 compared to $455,000 for the same period of 2003.  For the six months ended June 30, 2004, our financial income, net, was $1.2 million as compared to $907,000 during the same period in 2003. The increase in financial income, net, during the first half of 2004, was primarily due to higher interest rates on structured notes that offset the reduction in the average cash reserves between these periods.

LIQUIDITY AND CAPITAL RESOURCES

          We finance our operations from the proceeds remaining from prior sales of equity securities.  As of June 30, 2004, we had $40.0 million in cash and cash equivalents and short term deposits, and $50.6 million in long-term bank deposits and structured notes. We used $10.0 million of our cash in connection with the acquisition of Ai-Logix in May 2004.  We are required to make an additional payment in 2005 based on the revenues of the Ai-Logix business in 2004. We currently estimate that this additional payment will be approximately $10 million. This payment may be made, at our option, in cash or by issuance of our ordinary shares. In addition, we paid $3 million to Nortel in the first half of 2004, and we may be required to make contingent cash payments of up to $9.5 million to Nortel in the second half of 2004, based on the amount of orders for UAS products that we received from Nortel. These contingent payments will be offset against related revenues earned by us from these orders.

          Our operating activities provided cash in the amount of $2.0 million in the first half of 2004, primarily due to our net income, depreciation expenses and an increase in trade payables, which were partially offset by an increase in our inventories. Our operating activities used cash in the amount of $4.4 million in the first half of 2003, primarily due to our net loss and an increase in trade receivables, which were partially offset by depreciation expenses and an increase in trade payables.

          In the first half of 2004, our investing activities used cash in the amount of $15.2 million primarily due to payments of $8.7 in connection with the acquisition of Ai-Logix, net of cash received, and $2.5 million in connection with the acquisition of the UAS product group. In the first half of 2003, our investing activities used cash in the amount of $3.6 million primarily due to payments of $2.4 million in connection with the acquisition of the UAS product group. Our capital expenditures were $2.6 million in the first half of 2004, and $868,000 in the first half of 2003. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

          In the first half of 2004, financing activities provided $3.2 million primarily due to proceeds of the sale of stock under our Employee Stock Purchase Plan and the exercise of options to purchase our ordinary shares. In the first half of 2003, financing activities provided $412,000 primarily due to proceeds of the sale of stock under our Employee Stock Purchase Plan and the exercise of options to purchase our ordinary shares, partially offset by cash used for repurchase our ordinary shares.

          We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We may also need to use cash to satisfy obligations in connection with the UAS and Ai-Logix acquisitions. We believe that our current working capital is sufficient to meet our present cash requirements. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of one or more acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.